FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒      Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐      No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .]

PRESS RELEASE

Wavecom Announces New Corporate Structure to Focus on Vertical Markets

Company to Exit Handset Business and Scale Operations
to Achieve Breakeven during 2005

Issy-les-Moulineaux, France – September 9, 2004 –Wavecom SA (NASDAQ: WVCM; Euronext: AVM; ISIN: FR0000073066) today announced plans to further restructure the organization as it focuses on accelerating growth in its vertical markets business, which includes automotive, machine-to-machine (M2M), and consumer products such as wireless local loop phones, mobile computers and wireless PDAs.  This restructuring will include the exit from the handset market, as well as the termination of semiconductor development.  The company’s new structure, which is to be put in place immediately, will result in significant additional headcount reductions, primarily from the closure of the Personal Communication Devices (PCD) business unit and the semiconductor design group, as well as reductions of support functions in Asia and France.

Wavecom’s CEO, Ron Black, along with the Board of Directors and the senior management team, made the strategic decision to refocus the company’s business entirely on vertical markets both because of the company’s strong position in several of these markets and its inability to find a partner for its handset business in a timely manner.

Commenting on the announcement, Black said, “Over my first three weeks on the job, I have visited customers and partners around the world, all of which asked us to move quickly to focus the company and regain profitability.  We believe this restructuring, our significant position in several of the vertical markets, and long history of technology innovation in both GSM-based and CDMA-based standards, will enable us to achieve this goal.  In fact, we are targeting to achieve breakeven during the second half of 2005 with a quarterly revenue run rate of €40 million and a gross margin of 33% to 35%.  Longer-term, we also believe the unique requirements of the various vertical markets offer exciting opportunities for new products and services that will fuel future profitable growth.”

With more than eight years of experience in the vertical markets, Wavecom has a leadership position in the automotive and M2M sub-segments, and is a pioneer in both wireless PDAs and wireless local loop products.  Over the medium-term, the company believes that the non-handset wireless market will more than double from 2004 to 2006, with global shipments around  40 million units by 2006.

From an organization standpoint, the company’s restructuring will focus on better serving customers and driving revenue growth in three geographic regions:  the Americas, Asia-Pacific (APAC) and Europe, Middle East and Africa (EMEA).  Leading the Americas region will be Pierre Piver, formerly head of the Vertical Applications Business Unit; the APAC region will be led by Didier Dutronc, formerly head of the Personal Communication Device Business Unit; and continuing to lead the EMEA sales team will be Franck Souguir In connection with the reorganization, Wavecom’s Chief Financial Officer, Deborah Choate, has decided to resign in order to pursue a new business opportunity.  Ms. Choate, who joined the company as CFO in 1998, played a key role in bringing the company public in 1999 and during her six-year tenure has provided invaluable support to the company’s management team and the investor community.  She will be succeeded by Chantal Bourgeat, previously Director of Finance and Administration at Wavecom S.A.  Following the restructuring, the company expects its global workforce will not exceed 300, compared to 860 at December 31, 2003.  Headcount reductions are expected to be concluded by the end of 2004. The amount of charges to be incurred in connection with the headcount reduction is estimated to be a maximum of  €17 million, the bulk of which is expected to be expensed in the fourth quarter of 2004.

Wavecom management will comment on today’s announcement in a conference call this afternoon, September 9, 2004, at 3:00 p.m. Paris time.  Visit the Wavecom corporate website: www.wavecom.com investors section to listen to this conference call commentary webcast (in English).

Wavecom will announce its third quarter 2004 results on October 27 at 7:30 a.m. Paris time to be followed in the afternoon by a conference call hosted by management commenting on the results.

About Wavecom

Wavecom is a leading provider of integrated technology solutions for wireless voice and data applications to the vertical markets of automotive, machine-to-machine and consumer ( wireless local loop, mobile computing and wireless PDAs).  Wavecom’s offering includes all the software and hardware elements that are necessary to develop truly innovative wireless devices, as well as the development tools and services needed to bring them to market quickly and easily.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea), San Diego (USA) and Darmstadt (Germany).  Wavecom is publicly traded on Euronext Paris, France and on the NASDAQ New York, U.S.

www.wavecom.com

For further information please contact:

Lisa Ann Sanders	John D. Lovallo
Investor Relations Director	Ogilvy Public Relations Worldwide
Tel. +33 1 46 29 41 81	Tel. : +1 (212) 880-5216
lisaann.sanders@wavecom.com	john.lovallo@ogilvypr.com

“Safe harbor” statement: This press release contains forward-looking statements that relate to the Company’s plans objectives, estimates and goals.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements.  The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth.  These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: September 9, 2004	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer